UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K/A

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

DATE OF REPORT   **May 12, 2008**

(DATE OF EARLIEST EVENT REPORTED)   **May 5, 2008**

BOARDWALK PIPELINE PARTNERS, LP

(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

**9 Greenway Plaza, Suite 2800
Houston, Texas 77046**
(Address of principal executive office)

(866) 913-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

This amendment is being filed to correct the beginning date of the consulting services stated in the registrant's Form 8-K filed on May 9, 2008. The correct date is shown below.

(e)   On May 8, 2008, the registrant and John C. Earley entered into a Separation Agreement and General Release (the "Agreement") in conjunction with Mr. Earley's resignation as Senior Vice President of Operations of the registrant. The registrant has agreed to pay Mr. Earley a sum of $1,550,000 as consideration for his covenants, waivers and releases set forth in the Agreement, including $665,855 for equity compensation benefits in which Mr. Earley has vested. In addition, Mr. Earley will provide consulting services to the registrant for a period of six months beginning in May 2008, for which the registrant will pay him $16,667 per month.

Item 7.01   **Regulation FD Disclosure**

On May 5, 2008, the registrant issued a press release announcing that it had received certificates of public convenience and necessity to construct its Gulf Crossing Pipeline project and the Fayetteville and Greenville Laterals. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information under Item 7.01 and in Exhibit 99.1 in this Current Report are being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 7.01 and in Exhibit 99.1 in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01   **Financial Statements and Exhibits.**

(d)   **Exhibits:**

Exhibit No.	Description
99.1	Boardwalk Pipeline Partners, LP News Release, issued May 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
      its general partner

By: BOARDWALK GP, LLC,
      its general partner

By: */s/ Jamie L. Buskill*
      Jamie L. Buskill
      Chief Financial Officer

Dated: May 12, 2008

EXHIBIT 99.1



News Release

<u>BOARDWALK RECEIVES FERC CERTIFICATES APPROVING CONSTRUCTION</u>

<u>OF GULF CROSSING PIPELINE AND FAYETTEVILLE AND GREENVILLE LATERALS</u>

HOUSTON, May 5, 2008 — Boardwalk Pipeline Partners, LP (NYSE: BWP) announced today that it has received certificates of public convenience and necessity to construct its Gulf Crossing Pipeline project and the Fayetteville and Greenville Laterals. The construction of both of these projects will commence in the near future. Service on the first 60 miles of the Fayetteville Lateral is expected to commence in the third quarter of 2008. Service on Gulf Crossing, the Greenville Lateral and the remaining segment of the Fayetteville Lateral is expected to commence in the first quarter of 2009.

###

Boardwalk Pipeline Partners, LP is a master limited partnership engaged through its subsidiaries, Gulf South Pipeline Company, LP and Texas Gas Transmission, LLC, in the interstate transportation and storage of natural gas. Boardwalk's two interstate natural gas pipeline systems have approximately 13,550 miles of pipeline and underground storage fields with aggregate working gas capacity of approximately 155 Bcf.

This press release contains forward-looking statements within the meaning of the federal securities laws relating to expectations, plans or prospects for Boardwalk and its subsidiaries, including those relating to the commencement of construction and the completion of the Gulf Crossing Pipeline project and/or the Fayetteville Lateral and the Greenville Lateral. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond the company's control and the risk factors and other cautionary statements discussed in Boardwalk's filings with the U.S. Securities and Exchange Commission.

CONTACT:
Jamie Buskill
Sr. Vice President and Chief Financial Officer
713-479-8082

Or

Petra Tabor
Investor Relations
866-913-2122